SCHEDULE 14A INFORMATION

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )


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by Rule 14a-6(e)(2))

                         BOEING
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    (Name of Registrant as Specified In Its Charter)
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(Name of Person(s) Filing Proxy Statement, if other than the
Registrant)  United Food & Commercial Workers Union Local 99R

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

UFCW 99R
2401 N. Central Ave., 2nd fl.
Phoenix AZ  85004
(602) 572-2149

First sent: March 20, 1997

SHAREHOLDER SOLICITATION FOR PROPOSAL
FOR ANNUAL ELECTION OF ALL DIRECTORS
(BOARD DECLASSIFICATION)
at BOEING CORPORATION
Annual Stockholders Meeting
April 28, 1997, 11:00 a.m.
7755 E. Marginal Way, South
Seattle WA 98108

Dear Fellow Boeing Shareholder:

     We write to alert you to an upcoming vote on a shareholder proposal to have the company declassify its board of directors (that is, have all directors elected annually). This is item 7 on the proxy cards.
<R/>
     Boeing has a "classified" or "staggered" board, meaning each year shareholders only get to vote on one-third of the seats on the board.

     A shareholder unrelated to us, John Chevedden, is proposing as follows:

     RESOLVED: that shareholders recommend Directors and Management take the necessary steps to start annual election of Board members, instead of waiting 3 years for election for each Board member. This includes eliminating any by-laws that may hinder annual elections.



Recently several companies moved to declassify their board, such as Mead Paper and Union Pacific. In 1996, proposals against staggered boards passed at Alumax, General Instrument, Liz Claiborne, Rowan and Stride Rite. They received a majority of shares voted at 4 other companies. Shareholder support for declassification proposals increased in 1996 to an average 42.4% at 59 companies (as of 9/96). Many companies have annual election of all directors, including Hewlett-Packard and U.S. Bancorp.
<R/>
     Wayne Huizenga, co-founder of Blockbuster and Waste Management
(WMX), has the following views on staggered boards, according to Business Week reporter Gail DeGeorge:

     He didn't believe in staggered boards, golden parachutes, poison pills, or any of the other anti-takeover remedies adopted by U.S. corporations. "The best thing for shareholders to if someone wants to come in and make a run at the company, let them make a run. Run the price up, that's what my job was * * * All these chairmen that want to put this in place and that in place, they all want to save their jobs. I don't care about my job."FN1

FN1: The Making of a Blockbuster (1996) at p.211.  Neither
Huizenga nor DeGeorge are participants in this solicitation. They have not been consulted regarding this quotation nor consented thereto.

In our view, a director is more likely to be responsive to shareholder interests if he or she must answer annually to the shareholders rather than every third year.



     Under a classified board, even if a majority of shareholders wanted to replace the whole board, that would likely take three years to fully accomplish. We believe that is unfair to shareholders. While a majority of the board could be replaced in 2 years (and board action only requires a majority), why should shareholders have to endure a divided board if they do not want one?

     Boeing argues a staggered board "ensures continuity" and talks about Boeing's long-range planning and high-tech products. We feel these arguments are misleading. If shareholders want continuity, under a declassified board system they can still get it, simply by voting for incumbents.

     Our point is that "continuity" should not be forced onto shareholders: we feel they should be able to elect a new board promptly if they so choose.
<R/>

SUMMARY OF VOTING PROCEDURE AND VOTING RIGHTS

     This proposal is a recommendation and would not bind the Board if approved by shareholders. To be approved, it must receive a majority of shares voted. You may revoke a proxy vote any time before the tally by (1) executing a later proxy card; (2) appearing at the meeting to vote, or (3) delivering the proxyholder or the Company's secretary written notice of revocation prior to the date of the meeting. The Company's offices are P.O. Box 3707, Seattle WA 98124-2207, tel. (206) 655-2800, fax 544-1534. We will keep the content of all cards we receive confidential from everyone except our staff, and Boeing has a confidential voting policy. Each share of common stock will be entitled to one vote on each matter coming before the meeting. The record date is 2/27/97. We incorporate by reference herein the further information on voting procedures and rights contained in the Company's proxy statement.

SOLICITATION

       The participants in this solicitation are United Food & Commercial Workers Local 99 (which owns 25 shares of company common stock) and its staff members (not owners themselves). UFCW 99 will bear the costs of solicitation, expected to be $2,000. We represent employees in the Arizona retail food industry, and are in negotiations over a successor contract for one Albertson's store. We are organizing other Albertson's stores over management opposition, and Albertson's is involved in a variety of other employment disputes. Albertson's director John Fery is also a Boeing director. We do not ask for your support in the labor disputes and do not believe it relevant to how you should vote on a corporate governance proposal at Boeing. Even if these labor problems are resolved, we will present your proxy cards at the shareholders meeting. Last year, we pursued similar proposals at other companies with board connections to Albertson's and will do so again this year at Boise Cascade, Heritage Media, TIS, Pier
1 and Questar, which have an Albertson's director on their boards.


SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE
OFFICERS/EXECUTIVE COMPENSATION/ELECTION OF DIRECTORS AND OTHER
MATTERS FOR SHAREHOLDER VOTE

     We incorporate by reference the information on these subjects contained in management's proxy statement. If you return the enclosed proxy card but do not direct us on how we should vote your shares, we will vote in favor of all proposals and all nominees. If any matter comes before the meeting not listed in our card (which we do not anticipate), we will not vote your stock thereon.

SHAREHOLDER PROPOSALS FOR 1998 MEETING

    Shareholders owning over $1,000 in stock for over one year have the right to have a proposal included in management's proxy statement. The deadline to submit such proposals to the Company is 11/18/97.

PLEASE VOTE FOR THE SHAREHOLDER PROPOSAL FOR ANNUAL ELECTION
OF ALL DIRECTORS (BOARD DECLASSIFICATION).

                                     Sincerely,
                                     William McDonough
                                     President UFCW 99

PROXY
SOLICITED BY UFCW 99 for
ANNUAL MEETING OF SHAREHOLDERS
of THE BOEING COMPANY
April 28, 1997



IF YOU ARE NOT A SHAREHOLDER OF RECORD (i.e., your stock is held in Boeing's books in the name of a trustee, broker, bank or other nominee), DO NOT SEND THIS CARD BACK TO US: SEND IT TO THE RECORD OWNER INSTEAD.
<R/>
     The undersigned shareholder hereby appoints William
McDonough proxy with full power of substitution to vote for the undersigned at the annual meeting of The Boeing Company, and at any adjournments thereof, on the matters set forth in the Proxy Statements. The undersigned directs this proxy be voted in accordance with the instructions below, and grants no discretionary authority.



     WE RECOMMEND A VOTE FOR PROPOSAL 7 (BOARD
DECLASSIFICATION = ANNUAL ELECTION OF ALL DIRECTORS).
<R/>
(1) Election of directors

     Nominees: Paul Gray, Harold Haynes, Frank Shrontz, George
Weyerhauser

    FOR all nominees: [  ]  WITHHOLD from all nominees [  ]

FOR all nominees except: ____________________________

(2) Increase number of authorized shares

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(3) Adopt Incentive Stock Plan

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(4) Amend Incentive Compensation Plan

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(5) Create subcommittee and report on military contracts

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(6) Adopt human rights criteria for China operations

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(7) ** Recommend annual election of all directors (declassify board) **

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]




<R/>

SIGNATURE ________________________________   DATE ___________

PRINT NAME/TITLE__________________________   DATE ___________

ADDRESS __________________________________________________
___________________________________________________________
____________     ___________      ___________
# OF SHARES      PHONE No.        FAX NO.

PERSONS SIGNING IN REPRESENTATIVE CAPACITY SHOULD
INDICATE AS SUCH. IF SHARES ARE HELD JOINTLY, BOTH OWNERS SHOULD
SIGN.